Exhibit 3

1717 ARCH STREET, SUITE 3920

PHILADELPHIA, PA 19103

215.399.5402

December 16, 2016

Mssrs. Hughes, Snow, Culligan and Bennett

Board of Directors

CPS Technologies Corp.

111 S. Worcester Street

Norton, MA 02766

Dear Frank, Dan, Tom and Grant,

I am writing to you on behalf the Horton Capital Partners Fund, L.P. (the “Horton Fund” or “we”). As you know, we have been following CPS Technologies Corp. (“CPS” or the “Company”) quite closely for the past three years and currently hold approximately 4% of the outstanding shares; making us one of the Company’s largest outside shareholders and demonstrating our conviction in the opportunity present at CPS today. We are writing this letter to formally request the Company’s Board to:

1.	Be More Proactive: Reassess the Company’s internal risk profile and encourage management to make calculated investments in growth and cost reduction initiatives.

2.	Be More Transparent: Allow shareholders to hold management and the Board accountable by publishing performance goals and conveying confidence in the strategic plan.

3.	Be Better Stewards of Capital: evaluate whether all options to maximize value for shareholders have been considered, including sound capital investments, share buybacks and M&A.

Included below are some thoughts as to how these goals can be accomplished, which by our estimates could result in a 150% increase in the stock price over the next 12 months from current levels.

Background

We have been strong believers in the Company’s long-term prospects. Our fund’s mandate is to make concentrated investments in high quality growth companies where we can partner to help execute on a company’s strategic plan. Over the past few years, we have visited CPS eight times, made several customer introductions, introduced potential manufacturing partners and digital marketing experts, and provided management with numerous possible acquisition ideas. We fully understand that opportunities in this industry take time to develop and that it has been a difficult business environment for the Company as of late. However, this type of environment creates opportunities on which CPS should be able to capitalize, and, as committed longer-term shareholder, we are deeply concerned by both the lack of strategic direction and the apparent absence of urgency on the Board’s part to pursue meaningful actions to enhance shareholder value.

In November 2015, Horton visited with management and implored the team to be more proactive in pursuing potential value creation opportunities. These opportunities included reducing manufacturing cost in order to get more price competitive, making drastic changes to the Company’s sales & marketing strategy, pursuing acquisition opportunities to more quickly diversify away from dependence upon a large pending contract, and improving transparency to shareholders by providing additional key performance indicators and disclosing compensation performance targets. As we do with all of our portfolio companies, we offered to work collaboratively with management in evaluating options while leveraging our network to aid in the execution of these initiatives. We left the meeting encouraged by management’s response and were hopeful that we could work together to effect change.

When little progress had been made on the foregoing recommended initiatives by April 2016 and most efforts to collaborate had been rebuffed by management, we had a meeting with the Board of Directors just prior to the Annual Shareholders’ Meeting. During this meeting, we expressed our frustration that there still appeared to be no concrete strategic plan and no progress on the initiatives we had discussed six months prior. In our presentation, we addressed the topic of “Improving Capital Stewardship, Accountability & Performance”, and proposed numerous initiatives for addressing shareholder concerns, including evaluating opportunities in additive manufacturing, repositioning CPS as a solutions provider to its customers, augmenting organic efforts and diversifying with M&A, and communicating a clear strategy to the market to instill confidence in management as well as methods to improve both transparency and accountability. Once again, we offered our decades of experience to aid in the evaluation and the execution of a plan; once again, we exited the meeting optimistic that the Company would be proactively moving forward on some of the initiatives discussed.

But now, almost eight months later, no obvious changes have been made except the loss of the significant contract, further weakness in the share price (down 51% since the initial November 2015 meeting), and the long overdue hiring of a senior sales and marketing executive. In our opinion, it is difficult for one person to change an entire culture and organization, and to date we have neither observed any tangible progress toward implementation of value-creating proposals nor have been made aware of internal initiatives that indicate a clear sense of direction going forward. We have therefore decided to outline more formally certain measures which we believe would create substantial value for CPS shareholders. We are communicating our thoughts to you, as the Board of Directors, with the hope that it spurs some corrective measures to address the current situation. We also believe other significant shareholders have similar sentiments to the thoughts expressed herein.

The CPS Opportunity

We recognize that the team is working hard and yet through all this, no tangible value has been generated for shareholders; we believe this has caused a profound loss of confidence amongst your investor base. Furthermore, there is little visibility as to how CPS will regain this lost ground.

Severe Underperformance. The share price has reflected this loss of confidence and the Company has significantly underperformed both its peers and the markets for the past 1, 3, 5 and 10 years.

Not only has the Company underperformed its peers, the lack of tangible progress has caused investors to lose confidence and de-rate CPS’s prospects. As a result, the Company currently trades at one of the lowest valuation multiples in its 30 year history.

Investor confidence is a delicate thing; it takes a long time to establish and a short time to destroy. We believe the Company can take several measures to improve its business, restore investor confidence and create significant value for shareholders. It is our belief that if the Company were to take some or all of the actions outlined herein, investor confidence would return and CPS would be valued more in line with its historical multiples – causing the share price to rise more than 100% on valuation metrics alone. Such measures are discussed in detail below.

1.	Adopt a More Proactive Strategic Plan, Improve Accountability and Instill a Sense of Urgency. Despite the amount of time we have spent speaking with the Board and management, we do not get the sense that any material strategic shift has been made in light of ongoing poor performance. The Board and management should immediately get to work on a strategic plan that addresses ways to aggressively grow the Company’s sales, dramatically reduces costs, and improve capital management. This plan should be communicated to shareholders and key milestones should be established. All of this should be done with a sense of urgency, which we believe is needed help to restore shareholder confidence that the Board is willing to take action and is not satisfied with the status quo.

We understand that CPS is trying to grow its sales and has recently made more investment in sales & marketing and new product development. However, the Company has been talking about strengthening sales and marketing for three years and has added four people during that time. We know it takes time to get sales people up to speed but over those same three years, sales have declined by 27% as the amount spent on Selling, General and Administration (SG&A) as a percentage of revenue has increased by nearly 100%. In addition, we heard in 2015 that hiring a top executive level sales person was a key priority, yet the employment of Tom Breen as Senior Vice-President Sales and Marketing was only announced a few weeks ago, and it could take another six months before he is able to make meaningful impact. This timeframe is similar to the pace of development for the new website, which was announced in 2015 and finally went live a year later. These are just two examples, but we feel they highlight an endemic issue of overly conservative decision-making at the Company.

As a result, we believe the Board should implement a more proactive strategy that clearly lays out the Company’s plan to generate significant value for shareholders over the next five years while taking swift and concrete action to hold management accountable for delivering on a set of tangible milestones for progress. As is common practice with your peers, strategic initiatives should be disclosed in a revised CPS investor presentation (last revised in January 2014) and the associated annual performance targets should be disclosed to shareholders in the proxy statement.

2.	Think outside the Box to become a Solution Provider, Reduce Costs and Win More Business. In many instances, the Company has successfully solved what appeared to have been an intractable problem for a customer only to have the CPS product supplanted by a competitive product with a lower price. Unfortunately AlSiC’s superior product performance does not assure a sustainable competitive advantage for CPS at its existing pricing structure. Horton believes this can be addressed by (a) diversifying its product offerings, and (b) reducing cost.

Since the Company has already done the difficult work of gaining the trust of a customer by solving their initial problem, CPS should consider diversifying its product set and becoming a total thermal management solutions provider. This can be achieved by solving its customers’ most pressing performance issues with AlSiC while also working with the customer over subsequent design phases to identify lower cost alternatives within an expanded CPS portfolio. With this approach, the Company could continue to pursue high performance applications but with better expected recurring revenues and diversification of its offering as a single composite material vendor. In a similar vein to what we are proposing, during the Annual Meeting of Shareholders in April, Grant stated that the Company is seeking to evolve the business from being an AlSiC products supplier to a metal matrix composite solutions provider. The Company’s new website launched this summer was a perfect opportunity to demonstrate this change in strategy – sadly, however, the Company did not fully seize the opportunity to re-brand since the domain www.AlSiC.com remains thereby pigeonholing the Company as a technology-push AlSiC products company. For all the talk, we have not seen any evidence that CPS is seriously entertaining possibilities to branch out in this way and are not aware of any performance targets levied by the Board to hold management accountable to these initiatives. If the Company is truly serious about becoming a thermal solution provider, it should do so properly and consider engaging in a formal exercise to evaluate opportunities to develop additional non-AlSiC thermal management products while pursuing strategic partnerships or acquisitions.

As CPS explores ways to increase revenue, it should also focus on something it can control: costs. As we have heard from Grant, if CPS products could be 20% to 30% cheaper, given the superiority of the product offering, the Company would win a lot more business. We recognize that the Company has embarked on lean manufacturing programs in an effort to increase efficiency; however, more dramatic measures need to be explored to have a more meaningful impact. That is why we introduced several manufacturing partners to CPS who employ different production methods, such as Additive Manufacturing, which could dramatically reduce costs and increase efficiency over time. Despite some upfront expense, we that CPS should set a target to lower product cost by an aggregate of 25+% over the next three years; if successful, the resulting return would be significantly above the Company’s cost of capital. No cost component should be unexamined or untouched and the firm’s complete production process should be challenged if not re-thought. All elements of the supply/production chain (e.g., procurement, material management, scrap, rework, touch/direct labor & indirect/overhead labor, inspection, shipping) should be re-evaluated, including prior make vs. buy decisions. In order to accomplish this, we suggest that CPS retain relevant process consulting / design engineering expertise to help re-think its production process. Given the resources in Boston and Cambridge, sufficient talent should be available; if needed, Horton can provide names of reputable firms available.

The Board should also establish and communicate clear performance targets (e.g., 20% growth in design wins; two new product introductions; 10% reduction in product cost in 2017) to which the incentive compensation of the relevant members of management would be tied and the progress against pertinent KPIs should be reported as part of management’s quarterly earnings calls.

3.	Evaluate Options for M&A. The obvious way to deal with revenue and margin fluctuations, customer/project concentration, and market uncertainty is through growth. Armed with a strong balance sheet, CPS has the ability to take advantage of a challenged market to acquire a complementary business(es) (as well as the associated market share, diversification, know how, talent, IP, etc.) to drive growth and value while the Company’s core organic strategies develop and evolve. We have encouraged the Company to consider acquisitions for over 18 months and provided management with over 25 potential ideas, but we continue to hear that M&A is not a high priority at this time. We don’t understand why this path for growth is not seriously being considered by the Board. Over the past five years, CPS’s peer group as identified by Horton has acquired 31 businesses, including 14 that disclosed financial information totaling $1.7 billion in aggregate acquired revenue. If the aversion to evaluating M&A options is a matter of limited resources at the Company, we have offered to help manage the process (which we have done for a number of other portfolio companies).

We have also discussed numerous times whether it makes sense for CPS to remain a stand-alone publicly traded Company. As you know, companies of CPS’s size typically need to gain scale to justify the effort and expense to remain a publicly-traded entity. If the business prospects are as robust as the Board believes, other strategic or private equity buyers should be interested in exploring partnerships that will provide the Company with a larger platform from which to operate while maximizing shareholder value by providing a near-term liquidity event and/or a better path for long-term value creation.

As a result, we strongly suggest that the Board immediately establish a strategic committee with the purpose of hiring a reputable investment bank to conduct a 360 degree evaluation (i.e., buy or sell) of the opportunities for mergers and acquisitions involving the Company.

4.

Survival Should Not be an End Goal. In business, if you are not moving ahead, then you are falling behind. The markets in which CPS operates have been growing at a double-digit pace and yet the Company’s sales growth persistently lags well behind. CPS currently has a very healthy balance sheet with $3.5 million of cash, no debt, and availability of $2.5 million on an undrawn line of credit. CPS generates positive cash flow and, according to management, the long-term outlook for the business is intact. We applaud the Company for navigating difficult waters over time while competitors have shut down, however, survival should not be an end goal in itself. Having a cash buffer to weather impending storms is a good thing, but if the cash is merely preserved and never reinvested for growth, it destroys value for shareholders. In fact, recent troubles have caused the Company to spend some of its cash to fund operating losses. That cash could (and should) have been reinvested for the benefit of shareholders in any of the initiatives outlined in #2 and #3 above, and we encourage the Board to direct management to identify value creation opportunities for the excess capital in the business. More appropriate capital management not only will aid the Company in growth, profitability and diversification, but will also lower it’s excessively high cost of capital, which we estimate to be over 20%. Having such a high cost of capital creates paralysis at the Company because management must generate returns on investment in excess of 20% per annum (a high bar for any company). By not moving more proactively and creatively, CPS has destroyed - and will continue to destroy - shareholder value.

5.	Affirm Confidence in Prospects by Initiating Share Buyback. Depending on the Board’s expectations for the upcoming five years, the best investment CPS can make might well be in its own stock. As a $15 million market capitalization company with $3.5 million in net cash, the Board has an excellent opportunity to show its confidence in the business’s future by using its capital to acquire shares, especially after the stock has weakened by over 60% year-to-date and the shares are trading at historically low valuation metrics. Investing in staff, facilities, new products and systems are always important, but our external estimate of what is required implies there is a fair amount of excess cash on the balance sheet. In addition, as we have communicated to management regularly in the past, shareholders such as Horton are always happy to provide additional capital to a company when a “bluebird” opportunity arises; especially if the company has a history of making good capital decisions and has generated returns in excess of its cost of capital. This concept is exactly why CPS is adeptly maintaining an active shelf registration statement and has an un-utilized line of credit that it is paying for. However, to hold significant cash reserves in addition to an active shelf and undrawn credit facility is value destructive and illustrates the extreme sense risk aversion present at the Company. Therefore, the Board should authorize a share repurchase plan for up to 10% of the common shares outstanding. If over the next 12 months the Company does not feel any viable internal initiatives or acquisition opportunities exist to utilize capital in an effective way, then the Board should expand the authorization to 20% of the shares outstanding. We believe that the benefit to shareholders by increasing earnings per share and instilling confidence greatly outweighs any reduction of liquidity as a result of a buyback.

6.

Strengthen the Board of Directors. One of the major responsibilities of a public company Board is to be a good steward of capital on behalf of shareholders. Another is to help management to think strategically by trying to foresee potential problems and opportunities then recommending appropriate action. Both of these activities require strong leadership; unfortunately we do not think that the Board has done good job on either front. This underperformance needs to be proactively addressed and therefore we have offered the five potential action points above. Given the constitution of the current Board: a Venture Capitalist; a Professor of Business; a former Marketing Executive in the Defense industry; and the CEO, we see obvious gaps in the key skill set in areas like manufacturing and production, executive management, M&A, capital management and capital markets experience. As such, we are requesting that two candidates, including one Horton representative, be added to the Board immediately who can help fill these gaps and proactively consider and manage implementation of some or all of the foregoing recommendations.

*****

We hope the ideas above are helpful in providing a better understanding of some of the topics we have spoken about previously. It is our firm belief that if the Company were to take these actions, confidence would return, CPS would be valued more in line with its historical multiples, and the Company would be back on track for growth in revenue and profitability. This should result in the share price appreciating by 150%, or creation of more than $20 million of incremental value to shareholders, for an estimated total cost of less than $1.5 million. We have reason to believe that other non-affiliated shareholders are equally frustrated and feel similarly about these recommendations described above.

We would appreciate the opportunity to continue the discussion with you on a collaborative basis. We know that there is no one right answer and undoubtedly there are many points of view. We are sharing our thoughts with you because we see this as an opportunity to begin a substantive dialogue that could help lead to improved results and value creation.

If we do not hear back from you within the next several days (i.e., by the close of business December 22, 2016), we plan to make these thoughts public to better inform all shareholders of our rationale and recommendations. In any event, we respectfully request the courtesy of a reply prior to January 20, 2017 so we can consider items for inclusion at the Annual Shareholders Meeting in April 2017. We look forward to your follow-up, and as always, please don’t hesitate to contact us with any questions or comments.

Sincerely,

Joe Manko Jr.

1717 ARCH STREET ● PHILADELPHIA, PA 19103

Joseph Manko Jr.	Michael Howe	David Achey
Sr. Principal	Sr. Principal	Principal
215.399.5402	215.399.5413	215.399.5417

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